Mail Stop 4561

November 19, 2008

Mr. Stephen C. Markowski
Chief Financial Officer
LookSmart, Ltd.
625 Second Street
San Francisco, CA 94107

> **Re:** **LookSmart, Ltd.**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Form 10-Q For the Quarterly Period Ended September 30, 2008**
> **Forms 8-K Filed on February 28, 2008, May 5, 2008, August 5, 2008**
> **and November 3, 2008**
> **File No. 000-26357**

Dear Mr. Markowski:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2007

Note 10. Commitments and Contingencies

Lane's Gifts and Collectibles, LLC., v. Yahoo! Inc., pages 60 and 61

1.   We note that you recorded an estimate of the amount of the loss on settlement that was probable and estimable at December 31, 2007. Please confirm, if true, that

the amount accrued was $963,000 and tell us the amount of proceeds recovered from your insurance carrier.

Form 10-Q For the Quarterly Period Ended September 30, 2008

Note 2. Fair Value of Financial Instruments

Valuation of Investments, pages 11 and 12

2.   We note your expanded disclosures surrounding your use of a pricing service to assist you in determining the fair values of your investments. Please consider further expanding your disclosures in future filings to include discussion of the following:

- The number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted the prices you obtained from pricing services;

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your investments in the fair value hierarchy.

Forms 8-K Filed on February 28, 2008, May 5, 2008, August 5, 2008 and November 3, 2008

3.   We note your reconciliation of the non-GAAP measure Adjusted EBIDTA to net loss, a performance measure, however, you appear to be using the non-GAAP measure Adjusted EBITDA as a liquidity measure. In this regard, we note that your management uses the non-GAAP financial measure Adjusted EBITDA to assess the "underlying cash-based operating performance that enables comparison of its cash-based financial results in different periods." Further, we note that you believe "Adjusted EBITDA provides visibility into [y]our ability to meet [y]our future capital expenditures and working capital requirements. Tell us what consideration you have given to providing a reconciliation, pursuant to Item 10(e)(1)(i)(A) of Regulation S-K to a GAAP liquidity measure.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief